Exhibit 99.1

Ecopetrol S.A. Announce the Composition of its Board of Directors

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces the composition of its Board of Directors as of March 31, 2017:

Non Independent Representatives:

•	Minister of Finance and Public Credit
•	Ana Milena López Rocha

Independent Representatives:

•	Mauricio Cabrera Galvis
•	Yesid Reyes Alvarado
•	Jaime Ardila Gómez
•	Carlos Cure Cure
•	Joaquín Moreno Uribe
•	Horacio Ferreira Rueda (postulated by the oil producing departments in which Ecopetrol operates)
•	Carlos Gustavo Cano Sanz (postulated by ten (10) minority shareholders with major shareholding)

Bogota D.C., March 31, 2017

-----------------------------------------

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co